

Mail Stop 3233

November 10, 2016

Via E-mail
Mr. Harold Brown
Treasurer and Director of NewReal, Inc. as GP for
   New England Realty Associates Limited Partnership
39 Brighton Avenue
Allston, MA 02134

      Re: New England Realty Associates Limited Partnership
               Form 10-K for the fiscal year ended December 31, 2015
               Filed March 11, 2016
               File No. 1-31568

Dear Mr. Brown:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 34

1. Please revise future annual reports to include a table of contractual obligations in substantially the format outlined within the requirements of Item 303(A)(5) of Regulation S-K. As part of such presentation, please disclose your cash requirements for interest on your debt obligations.   Reference is made to footnote 46 of SEC Interpretive Release 33-

8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations". To the extent material changes occur between the annual and interim period ends, such changes may be discussed in narrative during the interim period.

Schedule III

2. Given the nature of your business, pursuant to Rule 5-04(c) of Regulation S-X, please revise future annual reports to include the schedule of real estate and accumulated depreciation in substantially the format outlined within the requirements of Rule 12-28 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate & -
    Commodities